EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	2017	2016	2015	2014	2013
Fixed charges:
Interest expense*	$145	$138	$130	$148	$122
Estimated interest portion of rents	41	42	37	40	31

Total fixed charges	$186	$180	$167	$188	$153

Income:
Income from continuing operations before income taxes	$762	$876	$971	$853	$674
Fixed charges	186	180	167	188	153
Dividends received from Finance group	—	29	63	—	175
Eliminate pretax income of Finance group	(22)	(19)	(24)	(21)	(49)

Adjusted income	$926	$1,066	$1,177	$1,020	$953

Ratio of income to fixed charges	4.98	5.92	7.05	5.43	6.23

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.